

SE(19007830



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-801-74927~~
8-47572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 AND ENDING 12/31/2018

(MM/DD/YY) ——— (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd

(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier 920.662.9500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Meier _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Packerland Brokerage Services, Inc. _____ , as

of February 27 _____, 20 19 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

CIARA CARLEY
Notary Public
State of Wisconsin

Ciara Carley
Notary Public

Signature

Director of Finance and Operations
Title

My commission expires Nov. 23, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Packerland Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
M E M B E R

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 26, 2019

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	1,257,502
Clearing deposits		66,459
Concessions receivable		1,124,508
Representatives receivable		8,232
Prepaid expenses		253,476
Refundable income taxes		7,008
Property and equipment, net of accumulated depreciation of $367,399		31,196
Deferred tax asset, net		52,000
Investment in affiliate		115,409
TOTAL ASSETS	**$**	**2,915,790**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	1,016,539
Accounts payable		35,606
Advanced representatives collections		417,740
Accrued wages and payroll taxes		318,775
Income taxes payable		6,565
TOTAL LIABILITIES		1,795,225

STOCKHOLDERS' EQUITY

Common stock, no par value, 720,000 authorized; 679,760 shares issued and 325,070 shares outstanding		165,590
Additional paid-in-capital		573,803
Treasury stock at cost, 354,690 shares		(1,005,458)
Retained earnings		1,386,630
TOTAL STOCKHOLDERS' EQUITY		1,120,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**2,915,790**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Commissions	$	11,796,508
Mutual fund concessions and 12b-1 fees		6,213,365
Advisory fees		5,152,735
Other		551,369
TOTAL REVENUES		23,713,977
EXPENSES		
Commissions expense		20,577,542
Payroll and payroll related expense		1,928,776
Other		1,005,511
TOTAL EXPENSES		23,511,829
NET INCOME BEFORE INCOME TAXES		202,148
(BENEFIT) FOR INCOME TAXES		(101,649)
NET INCOME	$	**303,797**

The accompanying notes are an integral part of these statements.

- 6 -

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2018	$ 165,590	$ 528,347	$ (1,087,370)	$ 1,082,833	$ 689,400
Net income	-	-	-	303,797	303,797
Stock-based compensation	-	24,000	35,375	-	59,375
Proceeds from sale of 28,855 treasury shares	-	21,456	46,537	-	67,993
Balance, December 31, 2018	$ 165,590	$ 573,803	$ (1,005,458)	$ 1,386,630	$ 1,120,565

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	303,797
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities		
Depreciation		34,254
Income from equity method investment, affiliate		(48,558)
Provision for deferred taxes		(10,800)
Clearing account changes		(966)
Stock-based compensation		59,375
Changes in operating assets and liabilities:		
(Increase) decrease in assets		
Concessions receivable		252,630
Representative receivable		35,933
Prepaid expenses		(12,283)
Refundable income taxes		(7,008)
Increase (decrease) in liabilities		
Commissions payable		(206,640)
Accounts payable		(55,839)
Advanced representatives collections		(12,668)
Accrued wages and payroll taxes		215,915
Income taxes payable		(27,955)
Other liabilities		(103,937)
NET CASH PROVIDED BY OPERATING ACTIVITIES		415,250
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(4,623)
Distributions received from investee, affiliate		34,500
NET CASH PROVIDED BY INVESTING ACTIVITIES		29,877
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on line of credit		(250,000)
Proceeds from sale of treasury shares		67,993
NET CASH USED IN FINANCING ACTIVITIES		(182,007)
NET INCREASE IN CASH		263,120
CASH AT BEGINNING OF YEAR		994,382
CASH AT END OF YEAR	$	**1,257,502**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	8,739
Income taxes		55,040

The accompanying notes are an integral part of these statements.

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

Clearing Deposits – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company is dependent on Hilltop for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $66,459 on deposit with Hilltop as of December 31, 2018.

Concessions Receivable – The Company's concessions receivable at December 31, 2018 consists of commissions due from various insurance and mutual fund companies. At December 31, 2018, approximately 91% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using the straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the year ended December 31, 2018 was $34,254.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies – continued

Income Taxes – U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine examinations by taxing jurisdictions for tax years ending after 2014; however, there are currently no examinations for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 2 – Revenue from Contracts with Customers

Significant Judgments – Revenue from contracts with customers includes commission income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Advisory – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with a Customer – The Company records as an asset, certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. The Company did not have any such assets from costs to obtain contracts with customers at January 1, 2018 or December 31, 2018.

NOTE 2 – Revenue from Contracts with Customers – continued

Disaggregation of Revenue – The following table presents disaggregated revenue by major source:

Commission Income:		
Variable Annuities and Trails	$	7,511,966
Equities		435,694
REIT		218,565
Fixed Income		3,272,446
Insurance		357,837
	$	11,796,508
Mutual Funds Concessions and 12b-1 Fee Income:		
Mutual Fund Concessions	$	2,179,205
Mutual Fund 12b-1		4,034,160
	$	6,213,365
Advisory	$	5,152,735

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $634,469 and required net capital of $119,682. At December 31, 2018, the ratio of aggregate indebtedness to net capital was 2.83 to 1.

NOTE 4 – Provision for Income Taxes

The components of the income tax provision (benefit) are as follows for the year ended December 31, 2018:

Current expense (benefit)	$	(90,849)
Deferred expense (benefit)		(10,800)
Benefit for income taxes	**$**	**(101,649)**

In 2018, management made the decision to deduct disgorgement payments of approximately $433,000 paid in 2017 and carry back net operating losses, which created a current income tax benefit of approximately $91,000.

The net deferred tax assets and liabilities included in the financial statements include the following amounts at December 31, 2018:

Deferred tax asset (liability) related to:		
Advance representative renewals and E&O collections	$	100,200
Depreciation of property and equipment		(4,000)
Prepaid expenses related to advance collections		(47,500)
Other		3,300
Net deferred tax asset	**$**	**52,000**

NOTE 5 – Line of Credit

The Company has a line of credit available, secured by a business security agreement which allows management to borrow up to $250,000, and due October 2019. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2018, the interest rate was 6.50%. Interest on the note is payable monthly. As of December 31, 2018, the outstanding balance was $0.

NOTE 6 – Stock-Based Compensation

In 2018, the Company granted 12,500 restricted shares to an officer. Fair value was determined by the Company's "Fair Market Value Business Valuation" performed by an independent valuation firm. Stock-based compensation expense recognized for the year ended December 31, 2018 is $59,375, and is included in payroll expense. At December 31, 2018, the shares were fully vested.

NOTE 7 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $33,454 to the plan during the year ended December 31, 2018.

NOTE 8 – Related Party Transactions

Investment – The Company has a net investment of $115,409 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $46,194 at December 31, 2018. The Company uses the equity method to account for this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company entered into a lease agreement for its Green Bay office space with Packerland Building, LLC on September 1, 2017 for two years at an annual rate of $118,481, with 2.5% annual increases. Lease payments for the year ended December 31, 2018 were $119,468. The Company is also responsible for all utilities. The Company has an option to renew the lease for three years at the end of the lease term.

At December 31, 2018, future minimum lease payments are as follows:

2019	$	80,962

NOTE 9 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Hilltop, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2018, there were uninsured balances of approximately $1,182,000. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 10 – Commitments and Contingencies

During 2018, a defamation lawsuit was brought against the Company and one of its registered representatives. The Company has retained legal counsel and the lawsuit is currently in arbitration. An unfavorable outcome in the arbitration could result in material damages. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management maintains liability insurance in order to cover or mitigate such potential liabilities.

NOTE 11 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2018, the Company has made no accruals relating to potential negative or adverse regulatory action, as no such actions are probable or estimable.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Stockholders' equity	$	1,120,565
Deductions:		
Unallowable receivables		(27,007)
Property and equipment, net		(31,196)
Investment in affiliate		(115,409)
Refundable income taxes		(7,008)
Prepaid expenses		(253,476)
Deferred tax asset, net		(52,000)
Total deductions		(486,096)
Net Capital		634,469
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)		119,682
Capital in excess of (below) minimum requirement	$	**514,787**
Ratio of aggregate indebtedness to net capital		**2.83**

AGGREGATE INDEBTEDNESS

Commissions payable	$	1,016,539
Accounts payable		35,606
Advanced representatives collections		417,740
Accrued wages and payroll taxes		318,775
Income taxes payable		6,565
TOTAL AGGREGATE INDEBTEDNESS	$	**1,795,225**

RECONCILIATION OF NET CAPITAL

Net capital, as originally reported	$	634,469
Less: Adjustments		-
Net capital as reported above	$	**634,469**

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2018

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2018

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).


ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 26, 2019

M
MARCUMGROUP
MEMBER

Marcum LLP ■ Nine Parkway North ■ Suite 200 ■ Deerfield, Illinois 60015 ■ **Phone** 847.282.6300 ■ **Fax** 847.282.6301 ■ **www.marcumllp.com**



PACKERLAND
BROKERAGE SERVICES

PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

PACKERLAND BROKERAGE SERVICES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 24, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- PACKERLAND BROKERAGE SERVICES is a broker/dealer registered with the SEC and FINRA
- PACKERLAND BROKERAGE SERVICES claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2018.
- PACKERLAND BROKERAGE SERVICES is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- PACKERLAND BROKERAGE SERVICES has met the identified exemption provisions throughout the most recent fiscal year with the following exceptions:
  - 8/3/2018 – Review of NIGO business was not completed per firm WSP, exceeded allowed time to forward
  - 12/12/2018 - Review of NIGO business was not completed per firm WSP, exceeded allowed time to forward

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:

Name: John Meier, Director of Finance and Operations


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Packerland Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Packerland Brokerage Services, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the following differences:

    - Line 2c(1) should be $22,690,025
    - Line 2c(8) should be $419,480
    - Line 2c(9) should be $297

The result of these variances is an overassessment of dues of $975.



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, except as noted in #3 above; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
February 26, 2019